Exhibit (a)(5)(A)

NEWS RELEASE

FOR IMMEDIATE RELEASE

DATE: October 27, 2016

CONTACT:    Dan Lombardo, InvenTrust Properties Corp.

630-570-0605 or dan.lombardo@inventrustproperties.com

InvenTrust Properties Corp. Launches Tender Offer for Up to $200 Million of its Common Stock

Oak Brook, Ill. October 27, 2016 — InvenTrust Properties Corp. (“InvenTrust” or the “Company”) announced today that it is commencing a modified “Dutch Auction” self-tender offer (the “Offer”) to purchase for cash up to $200 million in value of shares of the Company’s common stock.

In accordance with the terms and subject to the conditions of the offer to purchase and letter of transmittal, InvenTrust will select the lowest price, which will not exceed $2.94 nor be less than $2.45 per share (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest, that will enable the Company to purchase up to the maximum number of shares of common stock having an aggregate purchase price not exceeding $200 million. In accordance with rules promulgated by the Securities and Exchange Commission (“SEC”), the Company may increase the number of shares accepted for payment in the Offer by up to 2% of the outstanding shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $42 million assuming a Purchase Price at the low end of the range or $51 million assuming a Purchase Price at the high end of the range. All shares purchased by the Company pursuant to the Offer will be purchased at the same price. InvenTrust expects to fund the tender offer with cash on hand.

The Offer will expire at 5:00 p.m., New York City time, on November 28, 2016, unless the Offer is extended or withdrawn. Upon expiration, payment for the shares of common stock accepted for purchase under the Offer will occur promptly in accordance with applicable law.

If, based on the purchase price, shares having an aggregate value of less than $200 million are properly tendered and not properly withdrawn, the Company will buy all shares properly tendered and not properly withdrawn. If more than $200 million in value of shares are properly tendered and not properly withdrawn, we will purchase shares in the following order of priority: (a) first, we will purchase all the shares properly tendered at or below the price ultimately determined to be the Purchase Price and not properly withdrawn by any “odd lot holder” (a stockholder who owns in the aggregate less than 100 shares) who tenders all of that holder’s shares; and (b) second, after the purchase of all the shares properly tendered and not properly withdrawn by odd lot holders, we will purchase all other shares properly tendered and not properly withdrawn at or below the price ultimately determined to be the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional shares.

Our board of directors has approved the Offer. None of the Company, our board of directors, DST Systems, Inc. in its capacity as Depositary, Paying Agent or Information Agent, or any of their respective affiliates, however, made, or is making, any recommendation to any stockholder as to whether to tender or refrain from tendering his, her or its shares or as to the price or prices at which any stockholder may choose to tender his, her or its shares. Each stockholder must make his, her or its own decision whether to tender shares, how many shares to tender and the price or prices at which to tender.

Any questions or requests for assistance may be directed to DST by telephone toll free at 855-377-0510. Requests for copies of the offer to purchase, the letter of transmittal or other tender offer materials may be directed to DST, the information agent, and such copies will be furnished promptly at the Company’s expense. Stockholders may also contact their broker dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the Offer.

Important Notice

This press release is a summary provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The full details of the modified “Dutch Auction” tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will publish, send or give to stockholders upon commencement of the tender offer, and file with the SEC. Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials when they become available because they contain important information, including the terms and conditions of the Offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials after they are filed by the Company with the SEC at the SEC’s website at www.sec.gov. Each stockholder should consult with its tax advisor, broker, dealer, commercial bank, trust company, custodian or other nominee to evaluate the consequences of tendering or selling Shares in the Offer.

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About InvenTrust Properties Corp.

InvenTrust became a self-managed REIT in 2014 and as of September 30, 2016, is an owner and manager of 88 retail properties, representing 15.1 million square feet of retail space, and one non-core property.

Forward-Looking Statements Disclaimer

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical, including statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future and are typically identified by words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain and involve known and unknown risks that are difficult to predict. Factors that may cause actual results to differ materially from current expectations include, among others, the Risk Factors included in InvenTrust’s most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Report on Form 10-Q, in each case as filed with the SEC. InvenTrust intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, except as may be required by applicable law. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.